OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

August 2, 2012

VIA EDGAR AND FEDERAL EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-12579
Oklahoma Gas and Electric Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-1097

Dear Ms. Thompson:
Reference is made to the letter, dated July 23, 2012, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filings (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. (the "Company") and Oklahoma Gas and Electric Company ("OG&E") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comments in bold face type in this letter, and our responses follow immediately.
OGE Energy Corp. Form 10-K for the Fiscal Year Ended December 31, 2011
Financial Statements, page 84

Note 1. Summary of Significant Accounting Policies, page 91

Property, Plant and Equipment, page 95

1.
We note that you recognized gains from insurance proceeds during the fourth quarter of fiscal 2011 and the first quarter of fiscal 2012 related to a fire at one of your gas processing plants. Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, disclose when you recognize the recovery of recorded losses and when you record the anticipated recovery of amounts in excess of such losses.

Response:

As disclosed in our 2010 Form 10-K and in our 2011 Form 10-K, on December 8, 2010, a fire occurred at Enogex's Cox City natural gas processing plant destroying major components of one of the four processing trains, representing 120 million cubic feet per day ("MMcf/d") of the total 180 MMcf/d of capacity, at that facility. The book value of the destroyed processing train was $3.5 million. In accordance with ASC 360-10-35-17 and as reported in Note 1 in our 2010 Form 10-K, Enogex recorded an impairment loss of $3.5 million on the destroyed processing train and recorded an offsetting $3.5 million gain for insurance proceeds as recovery of the $3.5 million loss was considered probable. Enogex subsequently incurred costs related to the demolition of the destroyed processing train of $0.9 million, which was offset by an equal amount for probable recovery from insurance proceeds. In accordance with ASC 450-30-25-1, to the extent proceeds from the insurance settlement exceed recognized losses, Enogex records a gain on insurance proceeds in earnings as the receipts of proceeds are determined to be probable. As such, in the fourth quarter of 2011 and as reported in our 2011 Form 10-K, Enogex received a partial insurance settlement of $7.4 million and recorded a gain on insurance proceeds of $3.0 million, which represented proceeds received in excess of recognized losses. In the first quarter of 2012 and as reported in our Form 10-Q for the first quarter of 2012, Enogex received an additional insurance settlement of $7.6 million and recorded a gain of $7.5 million.

The events requiring the Company to record a gain or loss on insurance proceeds occur infrequently, however, in the period in which the Company has an event that results in the recognition of a material gain or loss on an event that is covered by insurance proceeds, the Company will include a disclosure of its accounting policy.

Note 8. Stock-Based Compensation, page 111

2.
In future filings, please disclose, as of your most recent balance sheet date, the aggregate intrinsic values for your Total Shareholder Return and Earnings Per Share Performance Units and your Restricted Stock awards which are expected to vest. Please refer to ASC 718-10-50-2(e).

Response:

In future filings, beginning with the 2012 Form 10-K, we will disclose the aggregate intrinsic values for the Company's Total Shareholder Return and Earnings Per Share Performance Units and the Company's Restricted Stock awards which are expected to vest.

Note 16. Commitments and Contingencies, page 131

3.
We note your disclosure on page 135 that "Except as otherwise stated above, … management, after consultation with legal counsel, does not currently anticipate that liabilities arising out of these pending or threatened lawsuits, claims and contingencies will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows." Since you separately discuss your Price I and Price II natural gas measurement cases above this concluding sentence, this sentence does not appear to apply to those cases. Moreover, we note that your separate conclusion related to these Price I and Price II cases only addresses whether these cases are expected to have a material impact on your financial position and is silent as to the expected impact on your results of operations or cash flows. To clarify this matter, please revise your disclosure in your next Form 10-Q to clearly disclose whether you believe the outcome in the Price I and Price II cases will have a material impact on your results of operations and cash flows. If you believe a material loss is probable or reasonably possible, please disclose the reasonably possible loss or range of loss in excess of amounts accrued for these matters or state that such an estimate cannot be made. Please provide us with your proposed disclosure. Refer to ASC 450-20-50-1 through 50-6.

Response:

In the Company's second quarter 2012 Form 10-Q filed on August 2, 2012, the Company revised the disclosure relating to the Price I and Price II litigation to reflect that the plaintiffs in the Price I and Price II cases filed a motion to dismiss the two OGE Energy subsidiaries, Enogex LLC and OGE Energy Resources LLC, from the action and to reflect that the Company does not believe the outcome will have a material impact on its financial position, results of operations or cash flows. In particular, the disclosure regarding these cases reads as follows: "On July 19, 2012, the plaintiffs in the Price I and Price II cases filed a motion to dismiss Enogex LLC and OGE Energy Resources LLC from the action. At this time, based on currently available information, OGE Energy does not believe it is reasonably possible that it will incur a material loss related to these proceedings and, therefore, OGE Energy does not believe the outcome will have a material impact on its financial position, results of operations or cash flows."

Note 16. Commitments and Contingencies, page 131

4.
To the extent it is reasonably possible that you will incur losses in excess of recorded amounts related to your legal matters, please provide the applicable disclosures required by ASC 450-20-50. In particular, please revise future filings, beginning with your next Form 10-Q, to disclose the amount or range of reasonably possible losses in excess of amounts accrued, disclose any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated. You may provide your disclosure on an aggregated basis. For those matters for which you cannot estimate a range of reasonably possible losses, please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please include your proposed disclosures in your response.

Response:

In the normal course of business, the Company is confronted with issues or events that may result in a contingent liability.  These generally relate to lawsuits or claims made by third parties, including governmental agencies.   If, in management's opinion, the Company has incurred a probable loss as set forth by ASC 450-20-25, an estimate is made of the loss and the appropriate accounting entries are reflected in the Company's Condensed Consolidated Financial Statements. In preparing disclosures for loss contingencies, the Company considers the guidance in ASC 450-20-50, which requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. In assessing whether a loss or range of loss can be estimated for a certain claim, the Company consults with legal counsel on a quarterly basis to evaluate each claim individually and to determine whether the circumstances in each matter support developing an estimate. In making this judgment, the Company considers, among other things: (i) nature of the litigation, claim or assessment; (ii) current status of the matter; (iii) possible outcomes; and (iv) whether the financial impact of the possible outcome can be determined. At the present time, based on currently available information and except for each matter where an estimate of a reasonably possible loss has been disclosed or disclosure has been made in substance that an estimate of the amount of reasonably possible loss cannot be made, the Company believes that any reasonably possible losses in excess of accrued amounts would not be quantitatively material to its financial statements. The Company believes it has complied with the requirements of ASC 450-20-50, but nonetheless provided the following disclosure in its Commitments and Contingencies footnote in its second quarter 2012 Form 10-Q filed on August 2, 2012:

In the normal course of business, the Company is confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits or claims made by third parties, including governmental agencies. When appropriate, management consults with legal counsel and other appropriate experts to assess the claim. If, in management's opinion, the Company has incurred a probable loss as set forth by GAAP, an estimate is made of the loss and the appropriate accounting entries are reflected in the Company's Condensed Consolidated Financial Statements. At the present time, based on currently available information, except as otherwise stated above, in Note 13 below, under "Environmental Laws and Regulations" in Item 2 of Part 1 and in Item 1 of Part II of this Form 10-Q, in Notes 16 and 17 of Notes to Consolidated Financial Statements and Item 3 of Part I of the Company's 2011 Form 10-K, the Company believes that any reasonably possible losses in excess of accrued amounts arising out of pending or threatened lawsuits or claims would not be quantitatively material to its financial statements and would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company also will include comparable disclosure in its future Form 10-Q's and future Form 10-K's.

Oklahoma Gas and Electric Company Form 10-K for the Fiscal Year Ended December 31, 2011

5.	Where appropriate, please apply all comments above to the Form 10-K of Oklahoma Gas & Electric Co.
Response:

Items 2, 3 and 4 from above are also applicable to Oklahoma Gas and Electric Company and the applicable disclosure has been reflected in OG&E's second quarter 2012 Form 10-Q filed on August 2, 2012.

The Company also acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Controller and Chief Accounting Officer

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